40 - 33

811-2781



**FRANKLIN TEMPLETON
INVESTMENTS**

Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

April 27, 2005

05052171

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RECEIVED MAY 02 2005 PROCESSING SECTION 213 D.C.

Re: *Bradfisch v. Templeton Funds, Inc. and Templeton Global Advisors,
Ltd., Case No. 03-L-1361*

Ladies and Gentlemen:

Pursuant to Section 33 (a) of the 1940 Act, we are enclosing for filing the following
additional pleadings in the above-mentioned action, which we previously reported to your
office.

1. Notice of Removal along with Exhibits A through D
2. Notice to Clerk of Removal

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter
and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.

PROCESSED

MAY 1 2 2005

THOMSON
FINANCIAL

16739-5

JS 44 (Rev. 3/99)

CIVIL COVER SHEET

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a)

PLAINTIFFS	DEFENDANTS
Donald Bradfisch, individually and on behalf of all others similarly situated,	Templeton Funds, Inc., a corporation and Templeton Global Advisors Limited,

(b) County of Residence of First Listed Plaintiff | Madison
(EXCEPT IN U.S. PLAINTIFF CASES)

County of Residence of First Listed Defendant | Broward County, Florida
(IN U.S. PLAINTIFF CASES ONLY)

NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED.

(c) Attorney's (Firm Name, Address, and Telephone Number)
Korein Tillery – Stephen M. Tillery
10 Executive Woods Court
Belleville, IL 62226 (see attachment)
(618) 277-1180

Attorneys (If Known)
Pollack & Kaminsky – Daniel A. Pollack
114 West 47th Street
New York, NY 10036 (see attachment)
(212) 575-4700

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- [ ] 1 U.S. Government Plaintiff
- [ ] 2 U.S. Government Defendant
- [x] 3 Federal Question (U.S. Government Not a Party)
- [ ] 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant)

(For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	[ ] 1	[ ] 1	Incorporated or Principal Place of Business In This State	[ ] 4	[ ] 4
Citizen of Another State	[ ] 2	[ ] 2	Incorporated and Principal Place of Business In Another State	[ ] 5	[ ] 5
Citizen or Subject of a Foreign Country	[ ] 3	[ ] 3	Foreign Nation	[ ] 6	[ ] 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT	TORTS	FORFEITURE/PENALTY	BANKRUPTCY	OTHER STATUTES
[ ] 110 Insurance	**PERSONAL INJURY** / **PERSONAL INJURY**	[ ] 610 Agriculture	[ ] 422 Appeal 28 USC 158	[ ] 400 State Reapportionment
[ ] 120 Marine	[ ] 310 Airplane / [ ] 362 Personal Injury— Med. Malpractice	[ ] 620 Other Food & Drug	[ ] 423 Withdrawal 28 USC 157	[ ] 410 Antitrust
[ ] 130 Miller Act	[ ] 315 Airplane Product Liability	[ ] 625 Drug Related Seizure of Property 21 USC 881		[ ] 430 Banks and Banking
[ ] 140 Negotiable Instrument	[ ] 365 Personal Injury — Product Liability	[ ] 630 Liquor Laws	**PROPERTY RIGHTS**	[ ] 450 Commerce/ICC Rates/etc.
[ ] 150 Recovery of Overpayment & Enforcement of	[ ] 320 Assault, Libel & Slander / [ ] 368 Asbestos Personal Injury Product Liability	[ ] 640 R.R. & Truck	[ ] 820 Copyrights	[ ] 460 Deportation
[ ] 151 Medicare Act	[ ] 330 Federal Employers' Liability	[ ] 650 Airline Regs.	[ ] 830 Patent	[ ] 470 Racketeer Influenced and Corrupt Organizations
[ ] 152 Recovery of Defaulted Student Loans (Excl. Veterans)	[ ] 340 Marine / **PERSONAL PROPERTY**	[ ] 660 Occupational Safety/Health	[ ] 840 Trademark	[ ] 810 Selective Service
[ ] 153 Recovery of Overpayment of Veteran's Benefits	[ ] 345 Marine Product Liability / [ ] 370 Other Fraud	[ ] 690 Other	**SOCIAL SECURITY**	[ ] 850 Securities/Commodities/ Exchange
[x] 160 Stockholders' Suits	[ ] 350 Motor Vehicle / [ ] 371 Truth in Lending	**LABOR**	[ ] 861 HIA (1395ff)	[ ] 875 Customer Challenge 12 USC 3410
[ ] 190 Other Contract	[ ] 355 Motor Vehicle Product Liability / [ ] 380 Other Personal Property Damage	[ ] 710 Fair Labor Standards Act	[ ] 862 Black Lung (923)	[ ] 891 Agricultural Acts
[ ] 195 Contract Product Liability	[ ] 360 Other Personal / [ ] 385 Property Damage Product Liability	[ ] 720 Labor/Mgmt.	[ ] 863 DIWC/DIWW (405(g))	[ ] 892 Economic Stabilization
		[ ] 730 & Disclosure Act	[ ] 864 SSID Title XVI	[ ] 893 Environmental Matters
REAL PROPERTY	**CIVIL RIGHTS** / **PRISONER PETITIONS**		[ ] 865 RSI (405(g))	[ ] 894 Energy Allocation Act
[ ] 210 Land Condemnation	[ ] 441 Voting / [ ] 510 Motions to Vacate Sentence	[ ] 740 Railway Labor Act	**FEDERAL TAX SUITS**	[ ] 895 Freedom of Information Act
[ ] 220 Foreclosure	[ ] 442 Employment	Habeas Corpus:	[ ] 870 Taxes (U.S. Plaintiff or Defendant)	[ ] 900 Appeal of Fee Under Equal Access to Justice
[ ] 230 Rent Lease & Ejectment	[ ] 443 Housing/ Accommodations / [ ] 530 General	[ ] 790 Other Labor Litigation		[ ] 950 Constitutionality of State Statutes
[ ] 240 Torts to Land	[ ] 444 Welfare / [ ] 535 Death Penalty	[ ] 791 Empl. Ret. Inc. Security Act	[ ] 871 IRS—Third Party 26 USC 7609	[ ] 890 Other Statutory Actions
[ ] 245 Tort Product Liability	[ ] 440 Other Civil Rights / [ ] 540 Mandamus & Other			
[ ] 290 All Other Real Property	[ ] 550 Civil Rights			
	[ ] 555 Prison Condition			

V. ORIGIN (PLACE AN "X" IN ONE BOX ONLY)

- [ ] 1 Original Proceeding
- [x] 2 Removed from State Court
- [ ] 3 Remanded from Appellate Court
- [ ] 4 Reinstated or Reopened
- [ ] 5 Transferred from another district (specify)
- [ ] 6 Multidistrict Litigation
- [ ] 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION
(Cite the U.S. Civil Statute under which you are filing and write brief statement of cause. Do not cite jurisdictional statutes unless diversity.)

Breach of fiduciary duty

VII. REQUESTED IN COMPLAINT:

[x] CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DEMAND $

CHECK YES only if demanded in complaint:
JURY DEMAND: [ ] Yes [x] No

VIII. RELATED CASE(S) IF ANY
(See instructions):

JUDGE | | DOCKET NUMBER

DATE
April 22, 2005

SIGNATURE OF ATTORNEY OF RECORD
Daniel A. Pollack

FOR OFFICE USE ONLY

RECEIPT #	AMOUNT	APPLYING IFP	JUDGE	MAG. JUDGE

For Plaintiffs

Stephen M. Tillery
KOREIN TILLERY
10 Executive Woods Court
Belleville, IL 62226
Tel. (618) 277-1180

George A. Zelcs
KOREIN TILLERY
70 West Madison, Suite 660
Chicago, IL 60602
Tel. (312) 641-9750

Klint Bruno
LAW OFFICES OF KLINT BRUNO
1131 Lake Street
Oak Park, IL 60301
Tel. (312) 286-4915

Robert L. King
SWEDLOW & KING LLC
701 Market Street, Suite 350
St. Louis, MO 63101-1830

For Defendants
    Templeton Funds, Inc.
    Templeton Global Advisors Limited

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Tel. (212) 575-4700

Frank N. Gundlach
Lisa M. Wood
ARMSTRONG TEASDALE LLP
One Metropolitan Square
Suite 2600
St. Louis, MO 63102-2740
Tel.: (314) 621-5070

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

Donald Bradfisch, individually and on behalf)
of all others similarly situated,)
)
)
        Plaintiffs,)   Cause No: 03-L-1361
)
vs.)
)
Templeton Funds, Inc. and Templeton Global)
Advisors Limited,)
)
        Defendants.)
)

FILED

APR 2 2 2005

CLERK OF CIRCUIT COURT #18
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

<u>NOTICE TO CLERK OF REMOVAL</u>

To: Clerk of the Third Judicial Circuit,
       Madison County, Illinois

    You are hereby notified that Defendants Templeton Funds, Inc. and Templeton Global

Advisors Limited filed a Notice of Removal in the District Court of the United States for the

Southern District of Illinois in the Clerk's Office thereof in East St. Louis, Illinois on the 22nd

day of April, 2005. A copy of said Notice of Removal is attached hereto and hereby served upon

you.

Dated: April 22, 2005

                      Respectfully submitted,

                      POLLACK & KAMINSKY

                      By: Daniel A. Pollack /emd
                         Daniel A. Pollack
                         Martin I. Kaminsky
                         Edward T. McDermott
                         Anthony Zaccaria
                         114 West 47th Street, Suite 1900
                         New York, New York 10036
                         (212) 575-4700
                         (212) 575-6560 (Facsimile)

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

Donald Bradfisch, individually and on behalf of all others similarly situated,) Plaintiffs,) vs.) Templeton Funds, Inc. and Templeton Global Advisors Limited,) Defendants.)	Cause No: 03-L-1361 **FILED** **APR 2 2 2005** CLERK OF CIRCUIT COURT #18 THIRD JUDICIAL CIRCUIT MADISON COUNTY, ILLINOIS

NOTICE TO CLERK OF REMOVAL

To: Clerk of the Third Judicial Circuit,
        Madison County, Illinois

You are hereby notified that Defendants Templeton Funds, Inc. and Templeton Global

Advisors Limited filed a Notice of Removal in the District Court of the United States for the

Southern District of Illinois in the Clerk's Office thereof in East St. Louis, Illinois on the 22nd

day of April, 2005. A copy of said Notice of Removal is attached hereto and hereby served upon

you.

Dated: April 22, 2005

Respectfully submitted,

POLLACK & KAMINSKY

By: Daniel A. Pollack
Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

- and -

ARMSTRONG TEASDALE LLP

By: _____

Glenn E. Davis   #6184597
Lisa M. Wood   #6202911
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

ATTORNEYS FOR DEFENDANTS
TEMPLETON FUNDS, INC. AND
TEMPLETON GLOBAL ADVISORS, LTD.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 22nd day of April, 2005:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Klint Bruno
LAW OFFICES OF KLINT BRUNO
1131 Lake Street
Oak Park, IL 60301

Robert L. King
SWEDLOW & KING LLC
701 Market Street, Suite 350
St. Louis, MO 63101-1830

ATTORNEYS FOR PLAINTIFFS

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

Donald Bradfisch, individually and on behalf)
of all others similarly situated,)
)
          Plaintiffs,)
)
vs.)
)
Templeton Funds, Inc. and Templeton Global)
Advisors Limited,)
)
          Defendants.)
)

Case No.: 05-CV-298-WDS

NOTICE OF REMOVAL

Defendants Templeton Funds, Inc. and Templeton Global Advisors Limited hereby

provide notice of removal of this action to the United States District Court for the Southern

District of Illinois, pursuant to 15 U.S.C. §§ 78bb(f)(2) and 77p(c), and 28 U.S.C. § 1446. The

United States Court of Appeals for the Seventh Circuit held, on April 5, 2005, in Kircher v.

Putnam Funds Trust, 2005 WL 757255 (copy annexed hereto as Exhibit A), that actions identical

to this action are covered class actions involving a covered security within the meaning of the

Securities Litigation Uniform Standards Act ("SLUSA"), that they may not be maintained in any

State Court, and that they are removable to the Federal District Court for the district in which the

action is pending (here, the Southern District of Illinois). SLUSA, 15 U.S.C. § 78bb(f)(2),

provides as follows:

(2) Removal of covered class actions

Any covered class action brought in any State court
involving a covered security, as set forth in paragraph (1), shall be
removable to the Federal district court for the district in which the
action is pending, and shall be subject to paragraph (1).

In further support of this Notice of Removal, Defendants aver as follows:

1.   On October 3, 2003, the Complaint in this action was filed in the Circuit Court of Madison County in the State of Illinois.

2.   On October 17, 2003, the Summons and Complaint in this action were served on Templeton Funds, Inc. and Templeton Global Advisors Limited in San Mateo, California and Nassau, Bahamas, respectively (copy of Summons and Complaint annexed hereto as Exhibit B).

3.   On November 14, 2003, Defendants removed this action to the United States District Court for the Southern District of Illinois and it was assigned Civil Case Number 03-760 MJR.

4.   On January 23, 2004, Judge Reagan remanded this action to the Circuit Court of Madison County.

5.   Since remand, no activity has taken place in the Circuit Court of Madison County other than the following:

   a. Defendant Templeton Global Advisors Limited moved for dismissal of the Complaint for lack of personal jurisdiction — no answering papers have yet been filed by Plaintiff (copy annexed hereto as Exhibit C);

   b. Defendant Templeton Funds, Inc. answered and moved for the dismissal of the Complaint pursuant to the doctrine of interstate forum non conveniens — no answering papers have yet been filed by Plaintiff (copies annexed hereto as Exhibit D);

   c. Limited discovery on the personal jurisdiction and forum non conveniens motions has occurred, but there has been no discovery whatsoever on the merits of the Complaint.

6.   On April 5, 2005, as noted above, the Seventh Circuit ruled that state law class

action claims identical to those alleged in the Complaint are foreclosed and blocked by SLUSA. The Court of Appeals **ordered** the United States District Court to undo the prior remand orders and dismiss plaintiffs' state law claims. See Kircher, supra.

7.   On the basis of the April 5, 2005 Order of the Seventh Circuit, it is now clear that this action "is or has become removable" (see 28 U.S.C. § 1446(b) and 15 U.S.C. § 78bb(f)(2) and § 77p(c)).

8.   Pursuant to 28 U.S.C. § 1446(d), a copy of this Notice of Removal is being served on the Clerk of the Circuit Court of Madison County in the State of Illinois and on Plaintiff's Counsel.

Wherefore, Defendants Templeton Funds, Inc. and Templeton Global Advisors Limited hereby remove this action to the United States District Court for the Southern District of Illinois.

Dated: April 22, 2005

                                        Respectfully submitted,

                                        POLLACK & KAMINSKY

                                        By: _Daniel A. Pollack_
                                        Daniel A. Pollack
                                        Martin I. Kaminsky
                                        Edward T. McDermott
                                        Anthony Zaccaria
                                        114 West 47th Street, Suite 1900
                                        New York, New York 10036
                                        (212) 575-4700
                                        (212) 575-6560 (Facsimile)

                                        - and -

ARMSTRONG TEASDALE LLP

By: _____
Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

ATTORNEYS FOR DEFENDANTS
TEMPLETON FUNDS, INC. AND
TEMPLETON GLOBAL ADVISORS, LTD.

4

CERTIFICATE OF SERVICE

      The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 22nd day of April, 2005:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Klint Bruno
LAW OFFICES OF KLINT BRUNO
1131 Lake Street
Oak Park, IL 60301

Robert L. King
SWEDLOW & KING LLC
701 Market Street, Suite 350
St. Louis, MO 63101-1830

ATTORNEYS FOR PLAINTIFFS


H

Briefs and Other Related Documents

United States Court of Appeals,
Seventh Circuit.
Carl KIRCHER and Robert Brockway, individually
and on behalf of a class, et
al., Plaintiffs-Appellees,
v.
PUTNAM FUNDS TRUST and PUTNAM
INVESTMENT MANAGEMENT, LLC, et al.,
Defendants-
Appellants.
Nos. 04-1495, 04-1496, 04-1608, 04-1628,
04-1650, 04-1651, 04-1660, 04-1661,
04-2687.

Argued Jan. 7, 2005.
Decided April 5, 2005.

Background: Mutual fund investors brought
state-court putative class actions against funds,
asserting under state law that funds' misconduct in
setting prices had left funds vulnerable to
exploitation by arbitrageurs. Funds removed actions
under Securities Litigation Uniform Standards Act
(SLUSA). The United States District Court for the
Southern District of Illinois, G. Patrick Murphy,
Chief Judge, David R. Herndon, J., and Michael J.
Reagan, J., remanded actions. The Court of
Appeals, 373 F.3d 847, ruled that remand orders
were appealable.

Holdings: Subsequently, the Court of Appeals,
Easterbrook, Circuit Judge, held that:
(1) SLUSA preempted actions that defined their
classes according to holding of shares between
specified dates, and
(2) SLUSA also preempted action that defined its
class as investors who held shares between two
specified dates but did not purchase or sell shares

during that period.
Reversed and remanded with instructions.

[1] Securities Regulation ☞278

349Bk278 Most Cited Cases
Securities Litigation Uniform Standards Act's
(SLUSA) language precluding state-court securities
fraud class actions, i.e. Act's "untrue statement or
omission" and "manipulative or deceptive device"
clauses, have same scope as their antecedents in §
10(b) and Rule 10b-5. Securities Act of 1933, §
16(b), as amended, 15 U.S.C.A. § 77p(b);
Securities Exchange Act of 1934, § 10(b), as
amended, 15 U.S.C.A. § 78j(b); 17 C.F.R. §
240.10b-5.

[1] States ☞18.77
360k18.77 Most Cited Cases
Securities Litigation Uniform Standards Act's
(SLUSA) language precluding state-court securities
fraud class actions, i.e. Act's "untrue statement or
omission" and "manipulative or deceptive device"
clauses, have same scope as their antecedents in §
10(b) and Rule 10b-5. Securities Act of 1933, §
16(b), as amended, 15 U.S.C.A. § 77p(b);
Securities Exchange Act of 1934, § 10(b), as
amended, 15 U.S.C.A. § 78j(b); 17 C.F.R. §
240.10b-5.

[2] Securities Regulation ☞278
349Bk278 Most Cited Cases
Purpose of Securities Litigation Uniform Standards
Act (SLUSA) is to prevent plaintiffs from migrating
to state court in order to evade rules for federal
securities litigation contained in Private Securities
Litigation Reform Act (PSLRA). Securities Act of
1933, as amended, 15 U.S.C.A. § 77p; Securities
Exchange Act of 1934, § 28, as amended, 15
U.S.C.A. § 78bb.

[2] States ☞18.77
360k18.77 Most Cited Cases

Purpose of Securities Litigation Uniform Standards Act (SLUSA) is to prevent plaintiffs from migrating to state court in order to evade rules for federal securities litigation contained in Private Securities Litigation Reform Act (PSLRA). Securities Act of 1933, as amended, 15 U.S.C.A. § 77p; Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[3] Securities Regulation ☜278
349Bk278 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual funds investors' state-court direct class actions against funds asserting state-law claims that funds' misconduct in setting prices had left funds vulnerable to exploitation by arbitrageurs; classes were defined as investors who held shares of given fund between two specified dates, and any class of "all holders" during even single day contained many purchasers and sellers, placing actions within SLUSA's "in connection with the purchase or sale" language. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[3] States ☜18.77
360k18.77 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual funds investors' state-court direct class actions against funds asserting state-law claims that funds' misconduct in setting prices had left funds vulnerable to exploitation by arbitrageurs; classes were defined as investors who held shares of given fund between two specified dates, and any class of "all holders" during even single day contained many purchasers and sellers, placing actions within SLUSA's "in connection with the purchase or sale" language. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[4] Securities Regulation ☜278
349Bk278 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual fund investors' state-court direct class action against fund asserting

state-law claim that fund's misconduct in setting prices had left fund vulnerable to exploitation by arbitrageurs, even though class was defined as investors who held shares between two specified dates but did not purchase or sell shares during that period; i.e., fact that action could not have proceeded as private action for damages under Rule 10b-5, but rather had to be brought either as derivative action or by public prosecutor, did not render SLUSA inapplicable. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 10(b), 28, as amended, 15 U.S.C.A. §§ 78j(b), 78bb; 17 C.F.R. § 240.10b-5.

[4] States ☜18.77
360k18.77 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual fund investors' state-court direct class action against fund asserting state-law claim that fund's misconduct in setting prices had left fund vulnerable to exploitation by arbitrageurs, even though class was defined as investors who held shares between two specified dates but did not purchase or sell shares during that period; i.e., fact that action could not have proceeded as private action for damages under Rule 10b-5, but rather had to be brought either as derivative action or by public prosecutor, did not render SLUSA inapplicable. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 10(b), 28, as amended, 15 U.S.C.A. §§ 78j(b), 78bb; 17 C.F.R. § 240.10b-5.

George A. Zelcs, Eugene Y. Barash, Robert L. King, Korein Tillery, Chicago, IL, John J. Stoia, Jr., Milberg, Weiss, Bershad, Hynes & Lerach, San Diego, CA, Francis J. Balint, Jr., Bonnett, Fairbourn, Friedman & Balint, Phoenix, AZ, for Plaintiffs-Appellees.

Rebecca R. Jackson, Bryan Cave, Jon A. Santangelo, Stinson, Morrison & Hecker, St. Louis, MO, Matthew R. Kipp, Skadden, Arps, Slate, Meagher & Flom, Chicago, IL, Gordon R. Broom, Regina L. Wells, Burroughs, Hepler, Broom, MacDonald & Hebrank, Edwardsville, IL, Steven B. Feirson, Dechert, Price & Rhoads, Philadelphia,

--- F.3d ----, 2005 WL 757255 (7th Cir.(Ill.))

(Cite as: 2005 WL 757255 (7th Cir.(Ill.)))

PA, Mark A. Perry (argued), Gibson, Dunn & Crutcher, Washington, DC, for Defendants-Appellants.

Before EASTERBROOK, RIPPLE, and WOOD, Circuit Judges.

EASTERBROOK, Circuit Judge.

*1 Complaints filed in the circuit court of Madison County, Illinois, charge several mutual funds with setting prices in a way that arbitrageurs can exploit. The funds removed the suits to federal court and asked the district judges to dismiss them under the Securities Litigation Uniform Standards Act of 1998 (SLUSA). Instead the federal judges remanded each suit. Last year we held that these remands are appealable. See *Kircher v. Putnam Funds Trust,* 373 F.3d 847 (7th Cir.2004). Now we must decide whether SLUSA blocks litigation in state court. (Plaintiffs have asked us to overrule our decision about appellate jurisdiction, but their arguments are unpersuasive.)

Mutual funds must set prices at which they sell and redeem their own shares once a day, and must do so at the net asset value of the funds' holdings. (All of the defendants, which operate in interstate and international commerce, are regulated under the Investment Company Act of 1940; we call them "mutual funds" for convenience.) Each defendant sets that price at 4 p.m. Eastern time, shortly after the New York Stock Exchange closes. Orders placed before the close of business that day are executed at this price.

When the funds hold assets that trade in competitive markets, they must value the assets at their market price. 15 U.S.C. § 80a-2(a)(41)(B)(ii), 17 C.F.R. § 270.2a-4(a). Defendants implement this requirement by valuing securities at the closing price of the principal exchange or market in which the securities are traded. For domestic securities this yields a current price; for securities of foreign issuers, however, it may produce a price that is as much as 15 hours old. (European markets close 5 or 6 hours ahead of New York; Asian markets close 12 to 15 hours before New York.)

Many securities trade on multiple markets or over the counter. Stock of a Japanese firm that closes in Tokyo at ¥10,000 might trade in Frankfurt at i 75.22 (equivalent to ¥10,500) between the close in Tokyo and the close in New York--but the mutual fund nonetheless would value each share at ¥ 10,000, because that was its most recent price in the issuer's home market. If foreign stocks move predominantly up during this interval (or if one foreign security moves substantially higher), the mutual fund as a whole would carry a 4 p.m. price below what would be justified by the latest available information, and an arbitrageur could purchase shares before 4 p.m. with a plan to sell the next day at a profit. Likewise arbitrageurs could gain if the foreign stock falls after the close in its home market, and the arbitrageur knows that the U.S. mutual fund will be overpriced at 4 p.m. relative to the price. it is likely to have the next trading day when new information from abroad finally is reflected in the fund's valuation. See Richard L. Levine, Yvonne Cristovici & Richard A. Jacobsen, *Mutual Fund Market Timing,* Federal Lawyer 28 (Jan.2005).

A short-swing-trading strategy would not be attractive unless the foreign securities' prices had moved enough to cover the transactions costs of matched purchases and sales of the mutual fund shares, but for no-load funds that have substantial investments in foreign markets this condition sometimes is satisfied. Arbitrageurs then make profits with slight risk to themselves, diverting gains from the mutual funds' long-term investors while imposing higher administrative costs on the funds (whose operating expenses rise with each purchase and redemption). Plaintiffs contend that the mutual funds acted recklessly in failing to block arbitrageurs from reaping these profits. Available means might include levying fees on short-swing transactions, adopting to a front-end-load charge, reducing the number of trades any investor can execute (or deferring each trade by one day), and valuing the securities of foreign issuers at the most current price in *any* competitive market (organized or over the counter), and not just the closing price on the issuers' home stock exchanges. Some mutual funds have begun to take steps to curtail arbitrage,

while disclosing residual vulnerabilities more prominently, but the litigation targets those funds that have not done so (or targets the period before a given fund acted).

*2 SLUSA added to the Securities Act of 1933 and the Securities Exchange Act of 1934 parallel provisions curtailing certain class actions under state law. As in last year's jurisdictional opinion, we limit attention to § 16 of the 1933 Act, 15 U.S.C. § 77p, because the additions to the 1934 Act are functionally identical. See 15 U.S.C. § 78bb. As amended by SLUSA, § 77p(b) reads:

No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging--
(1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or
(2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

Investments in mutual funds are "covered securities," see § 77p(f)(3), and all of these suits are "covered class actions," see § 77p(f)(2), because plaintiffs seek to represent more than 50 investors and each action is direct rather than derivative. (Derivative proceedings are not "covered class actions". See § 77p(f)(2)(B). See also *Burks v. Lasker,* 441 U.S. 471, 99 S.Ct. 1831, 60 L.Ed.2d 404 (1979), and *Kamen v. Kemper Financial Services, Inc.,* 500 U.S. 90, 111 S.Ct. 1711, 114 L.Ed.2d 152 (1991), which note that state-law derivative claims may proceed against federally regulated mutual funds.) Section 77p(d) contains a number of additional exceptions, but plaintiffs do not contend that any of them applies to these actions. Thus everything turns on subsection (b), which forecloses a suit based on state law in which a private class alleges "(1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security."

[1][2] That familiar language comes from Rule 10b-5, 17 C.F.R. § 240.10b-5, which is based on § 10(b) of the 1934 Act, 15 U.S.C. § 78j(b). Rule 10b-5 reads:

It shall be unlawful for any person, directly or indirectly, by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange,
(a) To employ any device, scheme, or artifice to defraud,
(b) To make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or
(c) To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person, in connection with the purchase or sale of any security.

Every court of appeals to encounter SLUSA has held that its language has the same scope as its antecedent in Rule 10b-5. *Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,* 395 F.3d 25, 34-36 (2d Cir.2005); *Rowinski v. Salomon Smith Barney Inc.,* 398 F.3d 294, 299 (3d Cir.2005); *Green v. Ameritrade, Inc.,* 279 F.3d 590, 596-97 (8th Cir.2002); *Falkowski v. Imation Corp.,* 309 F.3d 1123, 1131 (9th Cir.2002), amended, 320 F.3d 905 (2003); *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,* 292 F.3d 1334, 1342-43 (11th Cir.2002). We agree with this conclusion. SLUSA is designed to prevent plaintiffs from migrating to state court in order to evade rules for federal securities litigation in the Private Securities Litigation Reform Act of 1995. See *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,* 332 F.3d 116, 122-24 (2d Cir.2003) (discussing how PSLRA and SLUSA work). SLUSA can do its job only if subsection (b) covers those claims that engage Rule 10b-5 (and thus come within the 1995 statute) if presented directly under federal law; this is why SLUSA borrows the Rule's language. Unfortunately, however, the other circuits do not agree among themselves (or with the SEC) what Rule 10b-5 itself means. The phrase "in connection with the purchase or sale" of a security is the sticking point.

*3 [3] The Supreme Court held in *Blue Chip Stamps v. Manor Drug Stores,* 421 U.S. 723, 95 S.Ct. 1917, 44 L.Ed.2d 539 (1975), that investors who neither purchase nor sell securities may not collect damages in private litigation under § 10(b) and Rule 10b-5, even if failure to purchase or sell was the result of fraud. Assuming that SLUSA's "in connection with" language means "able to pursue a private right of action after *Blue Chip Stamps,*" plaintiffs attempted to frame complaints that avoid any allegations of purchase or sale. All but one of the classes is defined as investors who held shares of a given mutual fund between two specified dates. As an effort to evade SLUSA, this class definition is a flop: some of the investors who held shares during the class period must have purchased their interest (or increased it) during that time; others, who owned shares at the beginning of the period, undoubtedly sold some or all of their investment during the window. Each of the funds has substantial daily turnover, so the class of "all holders" during even a single day contains many purchasers and sellers. All of these class actions therefore must be dismissed. (Plaintiffs do not contend that any *other* part of SLUSA is pertinent; in particular, they did not argue in their briefs--and did not maintain at oral argument despite the court's invitation--that their suits allege mismanagement rather than deceit or manipulation. See *Santa Fe Industries, Inc. v. Green,* 430 U.S. 462, 97 S.Ct. 1292, 51 L.Ed.2d 480 (1977). Counsel for the plaintiffs declined to explain how state law would support a direct action that did not rely on deceit or manipulation. A claim based on mismanagement likely would need to be cast as a derivative action, which none of these suits purports to be. Nor does any of the suits assert that a mutual fund broke a promise, so that state contract law would supply a remedy.)

[4] The complaint in *Spurgeon v. Pacific Life Insurance Co.* avoids this pitfall. It defines the class as all investors who held the fund's securities during a defined period *and* neither purchased nor sold shares during that period. *Blue Chip Stamps* would prevent such a private action from proceeding under Rule 10b-5. Plaintiffs insist that any private action that is untenable after *Blue Chip Stamps* also is unaffected by SLUSA. The district judge, agreeing with this perspective, remanded *Spurgeon* to state court.

An equation between SLUSA's coverage and the scope of private damages actions under Rule 10b-5 has the support of the second circuit (*Dabit*), the eighth circuit (*Green*), and the eleventh circuit (*Riley*). The ninth circuit (*Falkowski*), by contrast, has written that coverage of SLUSA tracks the coverage of § 10(b) and Rule 10b-5 when enforced by *public* plaintiffs (the SEC or a criminal prosecutor). The third circuit (*Rowinski*) has reserved decision on this issue. The Securities and Exchange Commission filed a brief in *Dabit* as amicus curiae supporting the view that SLUSA tracks the full scope of § 10(b) and Rule 10b-5, not just their enforcement in private actions. The way the *Spurgeon* class has been defined prevents us from following the third circuit's path: we must answer the question rather than postpone its resolution.

*4 To say that SLUSA uses the same language as § 10(b) and Rule 10b-5 is pretty much to resolve the point. Section 10(b) defines a federal crime, and it also permits the SEC to enforce the prohibition through administrative proceedings. Invocation of this anti-fraud rule does not depend on proof that the agency or United States purchased or sold securities; instead the "in connection with" language ensures that the fraud occurs in securities transactions rather than some other activity. See *SEC v. Zandford,* 535 U.S. 813, 821-22, 122 S.Ct. 1899, 153 L.Ed.2d 1 (2002); *Superintendent of Insurance v. Bankers Life & Casualty Co.,* 404 U.S. 6, 12, 92 S.Ct. 165, 30 L.Ed.2d 128 (1971).

Blue Chip Stamps came out as it did not because § 10(b) and Rule 10b-5 are limited to situations in which the plaintiff itself traded securities, but because a private right of action to enforce these provisions is a judicial creation and the Court wanted to confine these actions to situations where litigation is apt to do more good than harm. The Justices observed that anyone can *say* that a failure to trade bore some relation to what the issuer did (or didn't) disclose, but that judges and juries would

have an exceedingly hard time knowing whether a given counterfactual claim ("I *would have* traded, if only ...") was honest. The Court thought it best to limit private actions to harms arising out of actual trading, which narrows the affected class and simplifies proof, while leaving other securities offenses to public prosecutors.

Decisions since *Blue Chip Stamps* reiterate that it deals with private actions alone and does not restrict coverage of the statute and regulation. See *United States v. O'Hagan,* 521 U.S. 642, 664, 117 S.Ct. 2199, 138 L.Ed.2d 724 (1997); *Holmes v. SIPC,* 503 U.S. 258, 284, 112 S.Ct. 1311, 117 L.Ed.2d 532 (1992); *United States v. Naftalin,* 441 U.S. 768, 774 n. 6, 99 S.Ct. 2077, 60 L.Ed.2d 624 (1979). By depicting their classes as containing entirely non-traders, plaintiffs do not take their claims outside § 10(b) and Rule 10b-5; instead they demonstrate only that the claims must be left to public enforcement. It would be more than a little strange if the Supreme Court's decision to block private litigation by non-traders became the opening by which that very litigation could be pursued under state law, despite the judgment of Congress (reflected in SLUSA) that securities class actions must proceed under federal securities law or not at all. *Blue Chip Stamps* combined with SLUSA may mean that claims of the sort plaintiffs want to pursue must be litigated as derivative actions or committed to public prosecutors, but this is not a good reason to undercut the statutory language.

Could the SEC maintain an action under § 10(b) and Rule 10b-5 against municipal funds that fraudulently or manipulatively increased investors' exposure to arbitrage? Suppose the funds stated in their prospectuses that they took actions to prevent arbitrageurs from exploiting the fact that each fund's net asset value is calculated only once a day. That statement, if false (and known to be so), could support enforcement action, for the deceit would have occurred in connection with investors' purchases of the funds' securities. Similarly, if these funds had stated bluntly in their prospectuses (or otherwise disclosed to investors) that daily valuation left no-load funds exposed to short-swing trading strategies, that revelation would have

squelched litigation of this kind.

*5 These observations show that plaintiffs' claims depend on statements made or omitted in connection with *their own* purchases of the funds' securities. They could have brought them directly under Rule 10b-5 in federal court (to the extent that the purchases occurred within the period of limitations). Indeed, most of the approximately 200 suits filed against mutual funds in the last two years alleging that the home-exchange-valuation rule can be exploited by arbitrageurs have been filed in federal court under Rule 10b-5. Our plaintiffs' effort to define non-purchaser-non-seller classes is designed to evade PSLRA in order to litigate a securities class action in state court in the hope that a local judge or jury may produce an idiosyncratic award. It is the very sort of maneuver that SLUSA is designed to prevent.

We hold that SLUSA is as broad as § 10(b) itself and that limitations on private rights of action to enforce § 10(b) and Rule 10b-5 do not open the door to litigation about securities transactions under state law. Plaintiffs' claims are connected to their own purchases of securities and thus are blocked by SLUSA, whose preemptive effect is not confined to knocking out state-law claims by investors who have *winning* federal claims, as plaintiffs suppose. It covers both good and bad securities claims-- *especially* bad ones. The judgments of the district courts are reversed, and the cases are remanded with instructions to undo the remand orders and dismiss plaintiffs' state-law claims.

--- F.3d ----, 2005 WL 757255 (7th Cir.(Ill.))

Briefs and Other Related Documents (Back to top)

• 04-2687 (Docket)

(Jul. 06, 2004)

• 04-1660 (Docket)

(Mar. 18, 2004)

• 04-1661 (Docket)

(Mar. 18, 2004)

--- F.3d ----, 2005 WL 757255 (7th Cir.(Ill.))

(Cite as: 2005 WL 757255 (7th Cir.(Ill.)))

- 04-1650 (Docket)

  (Mar. 17, 2004)

- 04-1651 (Docket)

  (Mar. 17, 2004)

- 04-1628 (Docket)

  (Mar. 15, 2004)

- 04-1608 (Docket)

  (Mar. 12, 2004)

- 04-1495 (Docket)

  (Mar. 01, 2004)

- 04-1496 (Docket)

  (Mar. 01, 2004)

END OF DOCUMENT

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL CIRCUIT
MADISON COUNTY
(618) 692-6240
WWW.CO.MADISON.IL.US

BRADFISCH DONALD INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SI
                        PLAINTIFF   DATE: 10/07/2003

    VS.
                                                    CASE No. 2003 L 001361

TEMPLETON FUNDS INC A CORPORATION
R/A MURRAY L SIMPSON
ONE FRANKLIN PARKWAY
SAN MATEO   CA 94403-1906
                    DEFENDANT

DEFENDANT TEMPLETON FUNDS INC A CORPORATION:

    You are hereby summoned and required to file an answer in this case, or otherwise file your appearance, in the office of the Madison County Circuit Clerk, within 30 days after service of this summons, exclusive of the day of service. If you fail to do so, a judgment or decree by default may be taken against you for the relief prayed in the complaint.

    This summons must be returned by the officer or other person to whom it was given for service, with endorsement thereon of service and fees, if any, immediately after service. If service cannot be made, this summons shall be returned so endorsed.

    This summons may not be served later than 30 days after its date.

    Witness: MATT MELUCCI the Clerk of said Circuit Court and the seal thereof, at Edwardsville, Illinois, this OCTOBER 7, 2003.

                                MATT MELUCCI
                                CLERK OF THE CIRCUIT COURT

    (SEAL)

                                BY: [signature]
                                     Deputy Clerk

==

(Plaintiff's attorney or plaintiff if he is not represented by an attorney)

KOREIN TILLERY
10 EXECUTIVE WOODS COURT
BELLEVILLE   IL 62226-2030

Date of Service:_____, 20_____.
(To be inserted by officer on the copy left with the defendant or other person.)

STATE OF ILLINOIS
IN THE CIRCUIT COURT OF THE THIRD JUDICIAL CIRCUIT
MADISON COUNTY
(618) 692-6240
WWW.CO.MADISON.IL.US

BRADFIELD DONALD INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SI
           PLAINTIFF   DATE: 10/07/2003

   VS.

                                        CASE No. 2003 L 001361

TEMPLETON GLOBAL ADVISORS LIMITED
R/A JEFFREY A EVERETT
WEST BAY STREET
NASSAU BAHAMAS
           DEFENDANT

DEFENDANT TEMPLETON GLOBAL ADVISORS LIMITED:

    You are hereby summoned and required to file an answer in this case, or otherwise file your appearance, in the office of the Madison County Circuit Clerk, within 30 days after service of this summons, exclusive of the day of service. If you fail to do so, a judgment or decree by default may be taken against you for the relief prayed in the complaint.

    This summons must be returned by the officer or other person to whom it was given for service, with endorsement thereon of service and fees, if any, immediately after service. If service cannot be made, this summons shall be returned so endorsed.

    This summons may not be served later than 30 days after its date.

    Witness: MATT MELUCCI the Clerk of said Circuit Court and the seal thereof, at Edwardsville, Illinois. this OCTOBER 7, 2003.

                            MATT MELUCCI
                            CLERK OF THE CIRCUIT COURT

(SEAL)

                            BY _____
                                    Deputy Clerk

(Plaintiff's attorney or plaintiff if he is not represented by an attorney)

ROBERT TILLERY
10 EXECUTIVE WOODS COURT
BELLEVILLE   IL 62226-2030

Date of Service: 30 October 03, 2003.
(To be inserted by officer on the copy left with the defendant or other person)

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

DONALD BRADFISCH, individually and on behalf of)
all others similarly situated,)
)
)
Plaintiff,)
)
)
vs.) Cause No. 03L1361
)
) FILED
TEMPLETON FUNDS, INC. a corporation and)
TEMPLETON GLOBAL ADVISORS LIMITED,) OCT 03 2003
) CLERK OF CIRCUIT COURT
Defendants.) THIRD JUDICIAL CIRCUIT #69
  MADISON COUNTY, ILLINOIS

COMPLAINT

COMES NOW Plaintiff, DONALD BRADFISCH, individually and on behalf of all others

similarly situated, by and through his undersigned counsel, and for his complaint against

Defendants TEMPLETON FUNDS, INC. and TEMPLETON GLOBAL ADVISORS LIMITED, states as

follows:

1.   Plaintiff DONALD BRADFISCH is a resident of East Alton, Madison County,

Illinois.

2.   Defendant TEMPLETON FUNDS, INC. ("TEMPLETON FUNDS") is a Maryland

corporation with its principal place of business in Fort Lauderdale, Florida. TEMPLETON FUNDS

is the sponsor of the TEMPLETON WORLD FUND ("TEMPLETON WORLD"). DEFENDANT

TEMPLETON FUNDS does business in the state of Illinois and is registered as a mutual fund in the

State of Illinois. Defendant TEMPLETON FUNDS has consented to the jurisdiction of Illinois

courts. Defendant TEMPLETON FUNDS at all times relevant herein has promoted, marketed, and

sold shares to the investing public nationwide including the state of Illinois. Defendant

1

TEMPLETON FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant TEMPLETON FUNDS has significant contacts with Madison County and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

3. Defendant TEMPLETON GLOBAL ADVISORS LIMITED ("TEMPLETON FUND MANAGER") is a Bahamas corporation with its principal place of business in Lyford Cay, Nassau, Bahamas. The day-to-day tasks associated with running the business of TEMPLETON WORLD, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant TEMPLETON FUND MANAGER has been contracted to serve as the investment manager for the TEMPLETON WORLD. As the investment manager for TEMPLETON WORLD, Defendant TEMPLETON FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant TEMPLETON FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of TEMPLETON WORLD business and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant TEMPLETON FUND MANAGER utilizes an interactive web site to communicate with fund shareholders, including those in Madison County, Illinois regarding the performance of the Fund and the investments it manages.

4. At all times relevant herein, Plaintiff DONALD BRADFISCH has owned and held shares in the TEMPLETON WORLD for the purpose of long term investing in international securities.

5.   This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

6.   Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

7.   The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

8.   Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as Plaintiff to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

9.   Shares of open end mutual funds are sold to investors such as Plaintiff at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

10.   The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

11.   Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

12.   In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

13.   Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

14. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

15. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

16. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

17. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

18.   The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

19.   The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

20.   The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

21.   The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

22.   The exchange located in Kuala Lumpur, Malaysia observes normal trading hours

of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

23. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

24. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

25. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

26. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When

Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

27.   The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

28.   A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

29.   By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in

8

United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

30.   Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

31.   Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

32.   Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

33.   The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

34.   Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

35. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

36. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

37. Plaintiff brings this complaint as a class action against Defendants TEMPLETON FUNDS, INC. and TEMPLETON GLOBAL ADVISORS LIMITED, and pursuant to §5/2-801 *et. seq.*, of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares TEMPLETON WORLD for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of

11

Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

38.   Plaintiff is a member of the class and will fairly and adequately assert and protect the interests of the class. The interest of the Plaintiff is coincident with, and not antagonistic to, those of other members of the class. Plaintiff has retained attorneys who are experienced in class action litigation.

39.   Members of the class are so numerous that joinder of all members is impracticable.

40.   Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i.   whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of Templeton World's portfolio of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii.   whether defendants failed to properly implement Templeton World's portfolio valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii.   whether defendants failed to properly implement Templeton World's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv.   whether defendants failed to properly implement Templeton World's portfolio valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not

reflect their market values;

v. whether defendants failed to protect Templeton World's long term shareholders from market timing traders of fund shares who use Templeton World's shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of TEMPLETON FUNDS and TEMPLETON FUND MANAGER to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiff and the class;

vii. whether plaintiff and the class have been damaged and, if so,

viii. the extent of such damages.

41. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

42. The class action method is appropriate for the fair and efficient prosecution of this action.

43. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid

conclusion to all litigation of all claims arising from the conduct of the defendants.

Count I

COMES NOW Plaintiff DONALD BRADFISCH, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants TEMPLETON FUNDS and TEMPLETON FUND MANAGER, states as follows:

44.   Plaintiff repeats and incorporates by reference paragraphs 1 through 43 as if fully set forth herein.

45.   Defendant TEMPLETON FUNDS operates Templeton World as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

46.   Defendant TEMPLETON FUND MANAGER serves as the investment manager for Templeton World. Defendant TEMPLETON FUND MANAGER provides, among other things, portfolio management services and selects the securities for Templeton World to buy, hold or sell. Templeton World pays Defendant TEMPLETON FUND MANAGER set fees based on the percentage of assets under management for managing Templeton World's assets. Defendant TEMPLETON FUND MANAGER's compensation and management of the Templeton World are required to be reviewed and approved by Defendant TEMPLETON FUNDS' board of directors.

47.   At all times relevant hereto, Plaintiff BRADFISCH has owned shares in Templeton World.

14

48.   In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

49.   It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

50.   Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Templeton World and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

51.   Defendants breached their duties of due care owed to Plaintiff BRADFISCH and similarly situated owners of the Templeton World by, inter alia:

    i.   failing to properly evaluate on a daily basis whether a significant event affecting the value of Templeton World's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

    ii.   failing to implement Templeton World's portfolio valuation and share pricing policies and procedures; and

    iii.   allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Templeton World's shares at the expense of long term shareholders.

52.   As a direct and proximate result of the Defendants' breach of their duties, Plaintiff BRADFISCH and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages,

attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class prays that the Court enter judgment in his favor

and against TEMPLETON FUNDS, INC. and TEMPLETON GLOBAL ADVISORS LIMITED, as follows:

A.   Ordering that this action be maintained as a class action pursuant to 735

ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Templeton
> World for a period of more than fourteen days before redeeming or
> exchanging them during the period beginning from five years prior
> to and through the date of the filing of this complaint;

B.   Awarding Plaintiff and the Class compensatory damages, prejudgment

interest, costs of suits, punitive damages and attorneys' fees for an amount representing the

damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class

member.

Count II

COMES NOW Plaintiff DONALD BRADFISCH, individually and on behalf of all others

similarly situated, by and through his undersigned counsel, and for Count II of his Complaint

against Defendants TEMPLETON FUNDS and TEMPLETON FUND MANAGER, states as follows:

53.   Plaintiff repeats and incorporates by reference paragraphs 1 through 43 and 45

through 50 as if fully set forth herein.

54.   On or about (January 1, 1965), applicable published regulations expressly

recognized that changes in trading prices of securities in the Templeton World might occur daily

after the closing of the New York Stock Exchange.

55.   With utter indifference and conscious disregard for Plaintiff BRADFISCH's

investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff BRADFISCH and similarly situated owners by, inter alia:

     i.   failing to know and implement applicable rules and regulations concerning the calculation of NAV;

     ii.   failing to properly evaluate on a daily basis whether a significant event affecting the value of Templeton World's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

     iii.   failing to implement Templeton World's portfolio valuation and share pricing policies and procedures; and

     iv.   allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Templeton World's shares at the expense of long term shareholders.

56.   As a direct and proximate result of the Defendants' breach of their duties, Plaintiff BRADFISCH and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against TEMPLETON FUNDS INC. and TEMPLETON GLOBAL ADVISORS LIMITED, as follows:

A.   Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

All persons in the United States who held shares in the Templeton World for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B.   Awarding Plaintiff and the Class compensatory damages, prejudgment

interest, costs of suits, punitive damages and attorneys' fees for an amount representing the

damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class

member.

Donald Bradfisch, individually and on behalf of all
other similarly situated

KOREIN TILLERY

Stephen M. Tillery #2834995
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: 618.277.1180
Facsimile: 314.241.3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312.641.9750
Facsimile: 312.641.9751
E-mail: gzelcs@koreintillery.com

Klint Bruno #6257742
Law Offices of Klint Bruno
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312.286.4915
Attorneys for Plaintiffs and the Class

18

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

DONALD BRADFISCH, individually and on behalf)
of all others similarly situated,)
)
)
Plaintiffs,)
)
vs.)   Cause No.
)
)
TEMPLETON FUNDS, INC., a corporation, and)
TEMPLETON GLOBAL ADVISORS LIMITED,)
    Defendants.)

AFFIDAVIT OF STEPHEN M. TILLERY

I, STEPHEN M. TILLERY, being first duly sworn upon my oath, depose and state as follows:

1. That I am one of the attorneys representing the Plaintiffs filing the above-captioned cause of action.

2. That the total of money damages sought by Plaintiffs in this cause of action, including all damages specifically plead in the Complaint as well as all other damages to which Plaintiffs and members of the class may otherwise be entitled, exceeds Fifty Thousand Dollars ($50,000) in total, but is less than $75,000 per Plaintiff or class member.

FURTHER AFFIANT SAYETH NAUGHT.

STEPHEN M. TILLERY

STATE OF ILLINOIS)
) ss.
COUNTY OF CLINTON)

Subscribed and sworn to before me, a Notary Public, this __3rd__ day of October, 2003.

Notary Public

My commission expires

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

DONALD BRADFISCH, individually and on)
behalf of all others similarly situated,)
)
         Plaintiff,)
)
vs.   )
)
TEMPLETON FUNDS, INC. and)
TEMPLETON GLOBAL ADVISORS, LTD.,)
)
         Defendants.)

Case No: 03-L-1361

**MOTION OF TEMPLETON GLOBAL ADVISORS LIMITED
TO DISMISS FOR LACK OF PERSONAL JURISDICTION:
§ 5/2-301 ILL. CODE CIV. PROC.**

Defendant Templeton Global Advisors Limited ("Global Advisors"), by its attorneys, respectfully moves the Court to dismiss this action as to it pursuant to Section 5/2-301 of the Illinois Code of Civil Procedure for lack of personal jurisdiction over Global Advisors.

In support of its motion, Global Advisors states as follows:

I. The Complaint

1.   The Complaint herein was filed by an alleged investor in Templeton World Fund, a mutual fund (the "Fund"), purporting to sue on behalf of himself and a putative class of investors in the Fund. The Complaint names two defendants, Templeton Funds, Inc., the Florida-based sponsor of the Fund, and Global Advisors, the Bahamas-based adviser to the Fund.

2.   The Complaint alleges that the defendants improperly value the Fund's shares by using the last trade price in the home market of each foreign security held by the Fund. (Cplt. ¶ 12). The Complaint alleges that those foreign prices are "stale" since they do not reflect the current value of those shares at 4:00 p.m. E.S.T. (Cplt. ¶ 16). The Complaint alleges that the defendants' use of stale prices injures Fund shareholders, in that market-timing traders may take advantage of the stale

prices to obtain excess profits at the expense of the Fund and its shareholders. The Complaint alleges that market-timing traders allegedly make such improper profits when they purchase Fund shares from the Fund at a "discount" or redeem Fund shares of the Fund at a "premium." (Cplt. ¶¶ 29-34). The Complaint alleges that as a result of that trading by "market timers": (a) the Fund assets (and thus the value of each share of that Fund) are reduced; (b) the Fund suffers increased trading and transaction costs; (c) the Fund's strategies are disrupted; and (d) the Fund incurs lost opportunity costs and is subjected to "asset swings." (Cplt. ¶¶ 35-36).

II. Ground for Dismissal: Section 5/2-301 -- Lack of Personal Jurisdiction

3.   The Illinois courts, and the United States Supreme Court, have recognized two distinct types of personal jurisdiction: general and specific. See Helicopteros Nacionales de Colombia, S.A. v. Hall, 466 U.S. 408, 414-15 (1984); Radosta v. Devil's Head Ski Lodge, 172 Ill. App. 3d 289, 526 N.E.2d 561 (1988); Rokeby-Johnson v. Derek Bryant Ins. Brokers, Ltd., 230 Ill. App. 3d 308, 594 N.E.2d 1190 (1992).

4.   For general personal jurisdiction, a defendant's contacts with Illinois must be "substantial" as well as "continuous and systematic." Helicopteros, 466 U.S. at 415-16; Khan v. Van Remmen, Inc., 325 Ill. App. 3d 49, 756 N.E.2d 902 (2001); Kadala v. Cunard Lines, Ltd., 226 Ill. App. 3d 302, 589 N.E.2d 802, 810 (1992); Huck v. Northern Ind. Pub. Serv. Co., 117 Ill. App. 3d 837, 453 N.E.2d 1365 (1983).

5.   For specific jurisdiction, a defendant must have "purposefully directed" its activities at Illinois and the claims for relief must directly "arise out of or relate" to those activities. Helicopteros, 466 U.S. at 414. This Court has neither general nor specific personal jurisdiction over Global Advisors.

        a.   **General Personal Jurisdiction** -- The Court lacks general personal

jurisdiction over Global Advisors because:

> (i) Global Advisors is a corporation **organized under the laws of the**
> **Bahamas** with its **principal place of business** in Lyford Cay, **Bahamas**;
>
> (ii) Global Advisors **has no employees, officers or directors** located **in**
> **Illinois**;
>
> (iii) Global Advisors has **no office** and **no business records in Illinois.** Its
> sole office is in the Bahamas. Its records are located generally in the
> Bahamas and Florida;
>
> (iv) Global Advisors is **not licensed or qualified to do business in Illinois**;
>
> (v) Global Advisors has **no phone number or agent for service of process**
> **in Illinois**;
>
> (vi) Global Advisors has **no bank account in Illinois**;
>
> (vii) Global Advisors has **no revenues from, and no clients in, Illinois**; and
>
> (viii) Global Advisors makes **no solicitations of clients in Illinois**.

In sum, Global Advisors does not have the requisite "substantial, continuous and systemic"
contacts with the State of Illinois for this Court to exercise general personal jurisdiction over it.

    b.   **Specific Personal Jurisdiction** -- This Court lacks specific personal
jurisdiction because no allegedly actionable activity was "purposefully directed" at Illinois. None
of the challenged conduct (i.e. the alleged mis-valuation of portfolio securities of the Fund) occurred
in Illinois. Accordingly, there is no basis for this Court to exercise specific personal jurisdiction over
Global Advisors.[1]

---

[1] Given the absence of any meaningful contact by Global Advisors with Illinois (e.g. any act by
which it purposefully availed itself of the privilege of conducting business in Illinois), the due
process requirements of the United States Constitution are not met here. See also Pilipauskas v.
Yakel, 258 Ill. App. 3d 47, 629 N.E.2d 733 (1994).

6.   Global Advisors will file a memorandum of law setting forth its legal arguments and case authority supporting the dismissal of Plaintiff's claims against Global Advisors.

Wherefore, for the reasons set forth herein, in the attached Affidavit of Gregory E. McGowan, and in the memorandum of law to be filed in support of this motion, Defendant Templeton Global Advisors Limited respectfully requests that the Court grant the motion to dismiss the Complaint against it for lack of personal jurisdiction.

Dated: August 12, 2004

Respectfully submitted,

ARMSTRONG TEASDALE LLP

By: _____

Raymond R. Fournie   #3126094
Glenn E. Davis   #6184597
Lisa M. Wood   #6202911
Jacqueline P. Ulin   #6276863
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

4

OF COUNSEL:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
TEMPLETON FUNDS, INC. AND
TEMPLETON GLOBAL ADVISORS, LTD.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 12th day of August, 2004:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
KOREIN TILLERY
701 Market Street, Suite 300
St. Louis, Missouri 63101

ATTORNEYS FOR PLAINTIFFS

In the Circuit Court
Third Judicial Circuit
Madison County, Illinois

Donald Bradfisch, individually and   :
on behalf of all others similarly   :
situated,   :   Cause No. 03L-1361
                                           :
                Plaintiff,   :
                                           :
        -against-   :   **Affidavit of**
                                           :   <u>**Gregory E. McGowan**</u>
Templeton Funds, Inc., a corporation   :
and Templeton Global Advisors Limited,   :
                                           :
                Defendants.   :
                                           :

State of Florida   )
) ss.:
Broward County   )

     Gregory E. McGowan, being first duly sworn, deposes and states:

     1. I am an Executive Vice President and Secretary of Defendant Templeton Global Advisors Limited ("Global Advisors"), and have been an officer of Global Advisors since 1992. I submit this Affidavit in Support of Global Advisors' Motion to Dismiss the Complaint against it for lack of personal jurisdiction pursuant to § 5/2-301, Ill. Code Civ. Pro. I have personal knowledge of the matters set forth herein.

     2. Defendant Global Advisors is a corporation organized under the laws of the Bahamas with its sole place of business in Lyford Cay, Nassau, Bahamas.

1

3.   Global Advisors, at all relevant times, has provided investment advisory services to Templeton World Fund (the "Fund"), a Florida-based mutual fund in which plaintiff Donald Bradfisch alleges he is a shareholder.

4.   None of the challenged conduct of Global Advisors — the allegedly improper valuations of portfolio securities of the Fund and allegedly allowing "market timing" transactions in the Fund — were performed or occurred in Illinois.

5.   None of Global Advisors' 50 employees, directors or officers resides or works in Illinois.   All of its employees are located in the Bahamas.   Its officers and directors reside in the Bahamas and elsewhere — but none in Illinois.

6.   Global Advisors receives no revenue from Illinois, and has no clients in Illinois.   Global Advisors has not solicited and does not solicit business in Illinois.

7.   Global Advisors has no office in Illinois.   As noted above, its sole office is in the Bahamas.

8.   Global Advisors is not licensed or qualified to do business in Illinois and is not doing business in Illinois.

9.   Global Advisors has no business records in Illinois.   Its business records are located principally in the Bahamas and Florida.

10.   Global Advisors has no bank account in Illinois.

11.   Global Advisors has no agent for service of process in Illinois.



Gregory McGowan

Subscribed and sworn to before me
this *10* day of June, 2004.

Notary Public

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

DONALD BRADFISCH, individually and on)
behalf of all others similarly situated,)
)
         Plaintiff,   )
)
vs.   )   Case No: 03-L-1361
)
TEMPLETON FUNDS, INC. and   )
TEMPLETON GLOBAL ADVISORS, LTD.,)
)
         Defendants.   )

MEMORANDUM OF LAW OF
DEFENDANT TEMPLETON GLOBAL ADVISORS, LIMITED
IN SUPPORT OF MOTION TO DISMISS
FOR LACK OF PERSONAL JURISDICTION

Defendant Templeton Global Advisors, Limited ("Global Advisors") submits this memorandum of law in support of its motion to dismiss the Complaint against it for lack of personal jurisdiction, pursuant to § 5/2-301, Ill. Code Civ. Pro. Global Advisors is a foreign investment adviser with no contact with Illinois for jurisdictional purposes. It does not have any office, employees, officers, directors, or clients in Illinois. It does not solicit clients in Illinois. It is not "doing business" in Illinois. Its sole office is in Nassau, the Bahamas. Its sole business is as an investment adviser to a Florida-based mutual fund (and other clients not based in Illinois). In addition, the allegedly actionable conduct – the so-called "stale" pricing of portfolio securities of the Florida-based mutual fund (in which Plaintiff is allegedly an investor) – did not take place in Illinois. Plaintiff does not state anything to the contrary in the Complaint. For these and other reasons set forth in the accompanying papers, the Court should hold that it lacks personal jurisdiction over Defendant Global Advisors.

The Facts

The relevant facts are set forth in the affidavit of Gregory E. McGowan filed with the motion and, in the interests of brevity, will not be repeated herein.

The Law

The Court Lacks Personal Jurisdiction
Over Defendant Global Advisors

Plaintiff cannot satisfy the "quite high" standard for this Court's general jurisdiction,[1] namely that Global Advisors' contacts with Illinois were not occasional or transient, but were "continuous, permanent, ongoing and systematic." Cook Assocs., Inc. v. Lexington United Corp., 87 Ill. 2d 190, 201, 429 N.E.2d 847, 852 (1981); Kadala v. Cunard Lines Ltd., 226 Ill. App. 3d 302, 314, 589 N.E.2d 802, 810 (1st Dist. 1992).

In Rokeby-Johnson v. Derek Bryant Insurance Brokers, Ltd., 230 Ill. App. 3d 308, 320, 594 N.E.2d 1190, 1198-99 (1st Dist. 1992), the Court held that personal jurisdiction, on the ground of "doing business," was lacking as to a London-based insurance broker which was alleged to have breached its contracts with plaintiffs to supervise another firm which would issue insurance policies to plaintiffs, stating (at 1198):

> Under the proper analysis, there is no showing here that Bryant Brokers was "doing business" in Illinois. The record does not reveal that Bryant Brokers actively procured business from Illinois. Plaintiffs allege that Bryant Brokers "made repeated solicitations and visits of its officers to Illinois"; however, under Cook and its progeny, mere solicitation does not vest jurisdiction in the Illinois courts.

---

[1] The "specific" form of personal jurisdiction is not an issue in this action. Plaintiff's claims do not arise out of any challenged activity in Illinois. Thus, there is no basis for "specific" personal jurisdiction. Campbell v. Mills, 262 Ill. App. 3d 624, 628, 634 N.E.2d 41, 44 (5th Dist. 1994). Similarly, given the absence of any meaningful contact by Global Advisors (e.g., any act by which it purposefully availed itself of the privilege of conducting business in Illinois), the due process requirements of the United States Constitution are not met for this Court to exercise jurisdiction over Global Advisors. See, e.g., Pilipauskas v. Yakel, 258 Ill. App. 3d 47, 629 N.E.2d 733, 738-41 (1st Dist. 1994).

Furthermore, in Khan v. Van Remmen, Inc., 325 Ill. App. 3d 49, 55, 756 N.E.2d 902, 908 (2nd Dist. 2001), the Court held that the defendant Wisconsin-based company, in an action to recover wages from it, was not "doing business" in Illinois even when it had clients in Illinois, stating (at 908):

> We do not consider the placement of four employees with Illinois companies over a five-year period to be sufficiently permanent or continuous contacts to constitute "doing business" in Illinois.
>
> Contrary to plaintiff's assertion, the fact that a nonresident corporation has clients in Illinois does not necessarily lead to the conclusion that the corporation was doing business in Illinois. . . . Further, VRI had no offices in Illinois, no Illinois phone number, and no other permanent or continuous connection with Illinois that would establish that it was doing business in Illinois.

Again, in Kadala, 589 N.E.2d at 810, the Court held that revenues earned by an out-of-state business through extensive advertising in Illinois did not submit the business to jurisdiction under the "doing business" test, stating (at 810):

> Plaintiff here emphasizes the extensive nature of defendant's advertising activity in Illinois and revenues derived from Illinois in support of her contention that defendant has conducted business on a "continuing and systematic basis." We do not, however, believe that these activities satisfy the "doing business" test. . . . At best, advertising amounts only to solicitation, which, as discussed above, is insufficient to submit a defendant to jurisdiction under the "doing business" test, as it is insufficient under the "transaction of business" test postulated under section 2-209 of the long-arm statute. [citations omitted] The fact that a defendant who solicits business in the State derives revenue from the State would seem to be implicit, even though not expressly discussed in the cases, as a natural result [of] successful solicitation, and not an independent factor upon which to determine that a non-resident corporation is "doing business" in the State. Moreover, defendant here did not receive any revenues in this state; all payments were received in its New York office. Accordingly, we hold that defendant is not "doing business" in Illinois so as to be amenable to *in personam* jurisdiction.

Accord Radosta v. Devil's Head Ski Lodge, 172 Ill. App. 3d 289, 294-96, 526 N.E.2d 561, 564-65 (1st Dist. 1988) (the "doing business" test was not satisfied where an out-of-state business sold

3

its ski services in local Illinois shops, bought billboard advertising in Illinois, and had an Illinois telephone number, and attended annual trade shows in Illinois); Huck v. Northern Ind. Pub. Serv. Co., 117 Ill. App. 3d 837, 843-44, 453 N.E.2d 1365, 1371 (1st Dist. 1983) ("doing business" test not satisfied where defendant maintained no offices, solicited no business and had no employees, agents or customers in Illinois).

Here, these holdings mandate a finding that the Court lacks "general" personal jurisdiction over Global Advisors. As shown in the Affidavit of Gregory E. McGowan, Global Advisors has not even had occasional contacts with Illinois sufficient for jurisdictional purposes. It has had no physical presence in Illinois. Like the defendant in Khan, 756 N.E.2d at 908, Global Advisors has "had no offices in Illinois [and] no Illinois phone number." Its sole office has been and is in the Bahamas. It has no employees, offices or agents in Illinois. See Huck, 453 N.E.2d at 1371. It also has had no client in Illinois. See Khan, 756 N.E.2d at 908, where the Court found that the defendant was not "doing business" in Illinois even though it was servicing clients in Illinois. Global Advisors also does not go into Illinois to solicit business. See Rokeby-Johnson, 594 N.E.2d at 1198-99. It also has none of the other indicia of "doing business" in Illinois: it is not licensed or qualified to do business in Illinois, it has no bank account in Illinois, and it has no representatives in Illinois for service of process or otherwise.

Conclusion

The Court should dismiss the Complaint against Defendant Templeton Global Advisors Limited on the ground of lack of personal jurisdiction.

Dated: September 16, 2004

4

Respectfully submitted,

ARMSTRONG TEASDALE LLP

By: _____

Raymond R. Fournie	#3126094
Glenn E. Davis	#6184597
Lisa M. Wood	#6202911
Jacqueline P. Ulin	#6276863

One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
TEMPLETON FUNDS, INC. AND
TEMPLETON GLOBAL ADVISORS, LTD.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 16th day of September, 2004:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
KOREIN TILLERY
701 Market Street, Suite 300
St. Louis, Missouri 63101

Andrew S. Friedman
Francis J. Balint, Jr.
BONNETT, FAIRBOURN, FRIEDMAN
& BALINT, P.C.
2901 N. Central Ave., Suite 1000
Phoenix, Arizona 85012

ATTORNEYS FOR PLAINTIFF

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

DONALD BRADFISCH, individually and on)
behalf of all other similarly situated,)
)
            Plaintiff,   )
)   Case No: 03-L-1361
vs.   )
)   **JURY TRIAL DEMANDED**
TEMPLETON FUNDS, INC. and   )
TEMPLETON GLOBAL ADVISORS, LTD.,)
)
            Defendants.   )

Answer of
Templeton Funds, Inc.
to the Complaint

Defendant Templeton Funds, Inc. ("Funds, Inc.") answers the Complaint as follows:

Funds, Inc. denies the allegations in the Complaint about or pertinent to Funds, Inc., Templeton

Global Advisors Limited ("Global Advisors") and Plaintiff Donald Bradfisch unless expressly admitted

or otherwise responded to as follows:

Para.	Response

1. Denies knowledge or information sufficient to form a belief as to the truth of the
    allegations about Donald Bradfisch's residence.

2. Denies, except admits that Funds, Inc. is a Maryland Corporation with its
    principal place of business in Fort Lauderdale, Florida, and asserts that a uniform
    investment company notice filing was filed with the State of Illinois for Funds,
    Inc.

EXHIBIT
D

3.	Denies, except admits that Global Advisors is a Bahamas corporation with its principal place of business in Nassau, Bahamas; that the day-to-day tasks associated with running the business of the Templeton World Fund (the "Fund"), such as investment management, share marketing, distribution, redemption, financial and regulatory reporting and custodianship of funds are contracted out since it has no employees; that Global Advisors is under contract to serve as the investment manager for the Fund, and that Global Advisors selects the Fund's investments.

4.	Denies knowledge or information sufficient to form a belief as to the truth of the allegations.

5. – 6.	Denies.

7.	Denies, except admits that the foreign securities purchased by the Fund for its portfolio are traded principally in securities markets outside of the United States.

8.	Denies.

9.	Denies, except admits that, in general, shares of open end mutual funds are sold to investors at a price based upon the net asset value ("NAV") per share plus any applicable charges; and that those investors may redeem their share(s) at the NAV of the share(s) less any applicable charges.

10.	Admits.

11.	Denies, except admits that sales and redemption prices are based upon the NAV which in turn depends, in part, upon the fluctuating value of the Fund's underlying portfolio of securities; the NAV is recalculated every business day;

2

and that the Fund share price (NAV) is set once every business day at the close of trading on the New York Stock Exchange.

12.   Denies, except admits that a significant portion of the securities in the Fund are foreign securities; the home markets for such foreign securities may include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney; and those markets are located in time zones that are approximately five hours to fifteen hours ahead of Eastern Standard Time.

13.   Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegations about "[s]tudies of world financial markets"; and "positive correlation[s]", particularly between movements in the United States market and movements in foreign markets.

14. - 15.   Denies knowledge or information sufficient to form a belief as the truth of the allegations.

16.   Denies.

17.   Denies, except admits on information and belief that the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session before the NAV is set for the Fund.

18.   Denies, except admits on information and belief that the exchange located in Sydney, Australia observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:00 p.m. local time (often at 2:00 a.m. Eastern time).

19.   Denies, except admits on information and belief that the exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 3:00 p.m. local time (often at 2:00 a.m. Eastern time).

20.   Denies, except admits on information and belief that the exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 1:30 p.m. local time (often at 1:30 a.m. Eastern time).

21.   Denies, except admits on information and belief that the exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:00 p.m. local time (often at 4:00 a.m. Eastern time).

22.   Denies, except admits on information and belief that the exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 5:00 p.m. local time (often at 5:00 a.m. Eastern time).

23.   Denies, except admits on information and belief that the exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 5:00 p.m. local time (often at 5:00 a.m. Eastern time).

24.   Denies.

25.   Denies, except admits on information and belief that the exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 8:00 p.m. local time (often at 2:00 p.m. Eastern time).

26.   Denies, except admits on information and belief that the exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 5:30 p.m. local time (often at 11:30 a.m. Eastern time).

27.   Denies, except admits on information and belief that the exchange located in London, England observes normal trading hours of 8:00 a.m. to 4:30 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (often at 11:30 a.m. Eastern time).

28.   Denies, except admits that a portion of the underlying securities of the Fund are listed on foreign exchanges and trade during each market's respective session.

29.   Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegations about what the "market timing strategy stems from"; what "[m]arket timing traders are able to predict"; and the "stale price strategy of market timers."

30. – 33.   Denies.

34.   Denies, except admits that cash held by the Fund is one of the assets that is valued in setting its NAV; and assert that any such alleged injury suffered by the shareholders would be derivative of, and not separate or distinct from, any such injury to the Fund.

35.   Denies.

36.   Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegations about what "market timers" consider "an attractive low risk trading vehicle."

37.   Denies, except admits that Plaintiff purports to bring this action as a class action.

38. – 43.   Denies.

44.   Repeats and realleges responses to the paragraphs incorporated by reference therein.

45.   Denies, except respectfully refers to the prospectus for a correct statement of its contents.

46.   Denies, except declines to respond to matters of law (particularly what the board of directors is "required" to review and approve); and admits that Global Advisors serves as the investment manger of the Fund; provides portfolio management services to and selects the securities for the Fund to buy, hold or sell; and further asserts that Global Advisors receives fees based on the percentage of assets under management for managing the Fund's assets.

47.   Denies knowledge or information sufficient to form a belief as to the truth of the allegations.

48.   Denies, except asserts that Global Advisors in its role as investment manager of the Fund used the skill and care ordinarily used by reasonably well-qualified members of their profession.

49.   Declines to respond to matters of law.

50. – 52.   Denies.

53.   Repeats and realleges responses to the paragraphs incorporated by reference therein.

54.   Declines to respond to matters of law, and respectfully refers to the "January 1, 1965 [sic], applicable published regulations" for their contents.

55. – 56.   Denies.

Additional and Affirmative Defenses

Without waiving its denial of liability, Funds, Inc. alleges the following additional and affirmative defenses:

First Affirmative Defense

To the extent that any portion of the claims asserted in the Complaint are individual claims, they would be claims in connection with the purchase or sale of securities, and therefore exist only (if at all) under the federal securities laws. As provided in the Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. § 78bb(f), no state law claim can be maintained as to such matters.

Second Affirmative Defense

The Court lacks subject matter jurisdiction over this action.

Third Affirmative Defense

The Complaint fails to state a claim against the defendants upon which relief may be granted.

Fourth Affirmative Defense

The claims asserted in the Complaint are derivative claims, not class claims, and this action is not properly brought as a class action.

Fifth Affirmative Defense

The Complaint, which asserts solely derivative claims, fails to allege the efforts, if any, made to make demand on the Fund's Board of Directors to take the actions Plaintiff desires and the reasons for his failure to obtain the action or for not making the effort.

Sixth Affirmative Defense

Plaintiff's action is not maintainable as a class action because Plaintiff fails to satisfy the applicable requirements for maintenance of a class action under Illinois law.

Seventh Affirmative Defense

The claims asserted by Plaintiff are preempted by federal law. The claims relate to the pricing of portfolio securities of the Fund. This entire matter is the subject of a complex, nationwide regulatory scheme administered by the Securities and Exchange Commission through

rules, regulations and regular audits and is not a matter appropriately before this Court.

Eighth Affirmative Defense

The Complaint fails to allege a legally cognizable theory of damages.

Ninth Affirmative Defense

The claims against the defendants are barred in whole or in part by the applicable statutes of limitation.

Tenth Affirmative Defense

The claims asserted by Plaintiff are barred by the doctrines of laches, waiver, estoppel and ratification.

Eleventh Affirmative Defense

Venue is not proper in this Court.

Twelfth Affirmative Defense

The Court lacks personal jurisdiction over the defendants.

Thirteenth Affirmative Defense

Plaintiff lacks standing to assert the claims in the Complaint.

Fourteenth Affirmative Defense

The claims of Plaintiff and the members of the purported class are barred because they have incurred no damages as a result of the defendants' alleged conduct and/or have failed to mitigate their damages.

Fifteenth Affirmative Defense

In the event that Plaintiff's purported class is certified, Funds Inc. reserves the right to assert any and all other and further defenses against any member of any class that may be certified.

Sixteenth Affirmative Defense

Funds, Inc. states that Plaintiff has not stated and cannot state a claim for punitive damages for one or more of the following reasons:

A.   The recovery of punitive damages in the circumstances of this case violates the due process and equal protection clauses of the Fourteenth Amendment to the United States Constitution, and would be based upon a standard which is unconstitutionally vague.

B.   The recovery of punitive damages in the circumstances of this case would violate substantive due process, as afforded under the Fifth Amendment to the United States Constitution, and as applied to state courts via the Fourteenth Amendment, in that the defendants may be subject to multiple awards for a single course of conduct.

C.   The imposition of punitive damages in the circumstances of this case would constitute an excessive fine in violation of the Eighth Amendment to the United States Constitution.

D.   The recovery of punitive damages in the circumstances of this case is barred by the due process clauses of the Fifth and Fourteenth Amendments to the United States Constitution, because the standards and procedures for determining and reviewing such awards under applicable law do not sufficiently ensure meaningful individualized assessment of appropriate deterrence and retribution.

E.   The recovery of punitive damages in the circumstances of this case is barred by the due process clauses of the Fifth and Fourteenth Amendments to the United States Constitution, because there are no realistic standards or limits imposed on the amount of punitive damages which may be awarded, and no required relationship between the actual damages sustained and the amount of punitive damages which may be awarded.

F.   The recovery of punitive damages in the circumstances of this case is barred by the Equal Protection Clause of the Fourteenth Amendment to the United States Constitution, because the vague standard employed in punitive damages cases results in extremely disparate results among similar defendants accused of similar conduct.

G.   The recovery of punitive damages in the circumstances of this case is barred by the Fourth, Fifth and Fourteenth Amendments to the United States Constitution, since the purpose of punitive damages is to punish and deter, and there are no adequate procedural safeguards in place to protect a defendant's right against self-incrimination, right to proof beyond a reasonable doubt and right to freedom from unreasonable searches and seizures.

H.   The recovery of punitive damages in the circumstances of this case is barred by the provisions of the Constitution of the State of Illinois. Such damages are precluded because the standards of recovery of the same are too vague to give notice of the conduct prohibited, and they would subject the defendants to multiple jeopardy, excessive fines, and unusual punishment and would be a violation of due process.

<u>Seventeenth Affirmative Defense</u>

Funds, Inc. hereby gives notice that it intends to rely upon such other defenses as may come available or ascertained during the course of discovery proceedings, and hereby reserves the right to amend this Answer to assert any such defense.

Wherefore, Funds, Inc. demands judgment dismissing the Complaint and awarding it costs, attorneys' fees and such other and further relief as this Court deems just and proper.

JURY DEMAND

Defendant Funds, Inc. hereby demands a trial by jury of the claims in this action.

Dated: August 12, 2004.

ARMSTRONG TEASDALE LLP

By: _____

Raymond R. Fournie	#3126094
Glenn E. Davis	#6184597
Lisa M. Wood	#6202911
Jacqueline P. Ulin	#6276863

One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
TEMPLETON FUNDS, INC. AND
TEMPLETON GLOBAL ADVISORS, LTD.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 12th day of August, 2004:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
KOREIN TILLERY
701 Market Street, Suite 300
St. Louis, Missouri 63101

ATTORNEYS FOR PLAINTIFFS

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

Donald Bradfisch, individually and on behalf)
of all others similarly situated,)
)
           Plaintiff,)
)
vs.   )   Cause No: 03-L-1361
)
Templeton Funds, Inc. and Templeton Global)
Advisors Limited,)
)
           Defendants.)

TEMPLETON FUNDS, INC.'S MOTION TO DISMISS PURSUANT TO DOCTRINE OF INTERSTATE FORUM NON CONVENIENS

Defendant Templeton Funds, Inc. ("Templeton Funds"), by its attorneys, respectfully

moves the Court to dismiss this action, pursuant to the interstate forum non conveniens doctrine,

on the ground that this Court is an improper forum for the action.

In support of its motion, Templeton Funds states as follows:

I. The Complaint

1.   The Complaint is brought by an alleged investor in a Florida-based mutual fund

(the "Fund"), purporting to sue on behalf of himself and a putative class of investors in that

Fund. The Complaint names two defendants, Templeton Funds, the issuer of the Florida-based

Fund, and Templeton Global Advisors Limited ("Global Advisors"), the Bahamas-based adviser

to the Fund.

2.   The Complaint alleges that the defendants value the Fund's shares at 4:00 p.m.

E.S.T. using the last trade price in the home market of each foreign security held by the Fund

(Cplt. ¶¶ 11-12). The Complaint alleges that those foreign prices are "stale" since they do not

reflect the current value of those shares at 4:00 p.m. E.S.T. when the value of the Fund shares is determined (Cplt. ¶ 16). It then claims that market-timing traders take advantage of the alleged stale prices to obtain excess profits at the expense of the Fund and its shareholders (Cplt. ¶¶ 30-31).

II. Ground for Dismissal: The Doctrine of Interstate *Forum Non Conveniens*

3. In Illinois, pursuant to the common law doctrine of interstate forum non conveniens, the "court may decline jurisdiction of a case even though it may have proper jurisdiction over all parties and the subject matter involved whenever it appears that there is another forum that can better 'serve the convenience of the parties and the ends of justice.'" Cook v. General Elec. Co., 146 Ill. 2d 548, 588 N.E.2d 1087 (1992); Adkins v. Chicago Rock Island & Pac. R.R., 54 Ill. 2d 511, 514 N.E.2d (1973).

4. Illinois courts must balance a number of factors in determining whether a case should be transferred to another forum pursuant to the doctrine of interstate[1] forum non conveniens. The relevant factors include "private factors," which consider whether the forum is convenient for the litigants, and "public factors," which take into account the administration of the courts.

5. The private factors include: (1) the convenience of the parties; (2) the relative ease of access to sources of proof; and (3) all other practical problems that make trial of a case "easy, expeditious, and inexpensive," such as, the availability of compulsory process for attendance of unwilling witnesses and the cost of obtaining attendance of such witnesses. See First Nat'l Bank v. Guerine, 198 Ill. 2d 511, 516, 764 N.E.2d 54, 58 (2002); Peile v. Skelgas,

---

[1] The same considerations of convenience and fairness apply equally when deciding motions based upon interstate forum non conveniens or intrastate forum non conveniens. See Vinson v. Allstate, 144 Ill. 2d 306, 310, 579 N.E.2d 857, 859 (1991) (citing Torres v. Walsh, 98 Ill. 2d 338, 350, 456 N.E.2d 601, 607 (1983)).

Inc., 163 Ill. 2d 323, 336-37, 645 N.E.2d 184, 190-91 (1994) The public factors include: (1) court congestion; (2) the interest of having "localized" controversies decided locally; and (3) the unfairness and burden of imposing the expense of a trial and the obligation of jury duty on residents of an unrelated forum. See First Nat'l Bank v. Guerine, 198 Ill. 2d at 517, 764 N.E.2d at 58; Peile v. Skelgas, Inc., 163 Ill. 2d at 336-37, 645 N.E.2d at 190-91. In applying that test, courts must evaluate the "total circumstances" of the case, without placing central emphasis on any one factor. First Nat'l Bank v. Guerine, 198 Ill. 2d at 518, 764 N.E.2d at 59. The application of the forum non conveniens doctrine has been addressed in a number of other Illinois Supreme Court decisions as well. See, e.g., Cook, 146 Ill. 2d at 555, 588 N.E.2d at 1091; Washington v. Illinois Power Co., 144 Ill. 2d 395, 399, 581 N.E.2d 644, 645 (1991); Bland v. Norfolk and W. Ry., 116 Ill. 2d 217, 224, 506 N.E.2d 1291, 1294-95 (1987); Wieser v. Missouri Pac. RR., 98 Ill. 2d 359, 366-72, 456 N.E.2d 98, 102-04 (1983).

6.   Here, in light of those factors the Court should dismiss the action on the ground of interstate forum non conveniens. Illinois had no role in the challenged events, such as the valuations of portfolio securities. Rather, they took place in Florida and elsewhere. The convenience of the parties and the witnesses further demonstrates that Illinois is an improper forum for this litigation. Templeton Funds and Global Advisors have no office or employees in Illinois. Rather, they are located in Florida and the Bahamas, respectively.

7.   Similarly, none of the pertinent witnesses resides in or near Illinois. Rather, they all live in or near Florida. Plaintiff himself will not be an important witness at trial. He has no first-hand knowledge of the challenged conduct; the Complaint does not mention any conduct by him or communication to him as part of the claims. The same is true for other members of the purported class. Accordingly, there is no reason to defer to this single plaintiff's choice of a

forum. Finally, none of the other sources of proof is located in Illinois. The relevant documents are located principally in Florida and the Bahamas.

8.   Templeton Funds will file a memorandum of law setting forth its legal arguments and case authority supporting the dismissal of plaintiff's action.

Wherefore, for the reasons set forth herein, in the Affidavit of Robert C. Rosselot attached hereto as Exhibit A, and in the memorandum of law to be filed in support of this motion, Defendant Templeton Funds, Inc. respectfully requests that the Court grant the motion to dismiss the Complaint pursuant to the doctrine of interstate forum non conveniens.

Dated: November 10, 2004

Respectfully submitted,

ARMSTRONG TEASDALE LLP

By:
Raymond R. Fournie   #3126094
Glenn E. Davis   #6184597
Lisa M. Wood   #6202911
Jacqueline P. Ulin   #6276863
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
TEMPLETON FUNDS, INC. AND
TEMPLETON GLOBAL ADVISORS, LTD.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 10th day of November, 2004:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
KOREIN TILLERY
701 Market Street, Suite 300
St. Louis, Missouri 63101

Andrew S. Friedman
Francis J. Balint, Jr.
Bonnett, Fairbourn, Friedman
 & Balint, P.C.
2901 N. Central Avenue
Suite 1000
Phoenix, Arizona 85012

ATTORNEYS FOR PLAINTIFFS

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

Donald Bradfisch, individually and on behalf)
of all others similarly situated,)
)
         Plaintiff,)
)
vs.)   Cause No: 03-L-1361
)
Templeton Funds, Inc. and Templeton Global)
Advisors Limited,)
)
         Defendants.)

AFFIDAVIT OF ROBERT C. ROSSELOT

State of Florida)
) ss.:
Broward County)

Robert C. Rosselot, being first duly sworn, deposes and states:

1. I am Assistant Secretary of Defendant Templeton Funds, Inc. ("Templeton Funds"), and have held that position since 2001. I am also an attorney at law. I submit this Affidavit in support of Defendant Templeton Funds' motion to dismiss the Complaint pursuant to the doctrine of interstate <u>forum</u> <u>non</u> <u>conveniens</u>. I have personal knowledge of the matters set forth herein.

2. Templeton Funds is a Maryland corporation with its principal place of business in Ft. Lauderdale, Florida. It is the issuer of the Florida-based mutual fund in which plaintiff Donald Bradfisch alleges he is a shareholder – namely, Templeton World Fund (the "Fund").

3. Defendant Templeton Global Advisors Limited ("Global Advisors") is a corporation organized under the laws of the Bahamas with its sole place of business in Lyford Cay, Nassau,



Bahamas. Global Advisors, at all relevant times, has provided investment advisory services to the Fund.

4. None of the challenged conduct — the allegedly improper valuations of portfolio securities of the Fund and allegedly allowing "market timing" transactions in the Fund — occurred in Illinois. It occurred in Florida and elsewhere. In those locations, Fund board meetings took place and other challenged conduct – in particular, Fund trading, fair value pricing, and surveillance for market timers – occurred.

5. Neither Templeton Funds nor Global Advisors has an office in Illinois. None of the directors, officers or employees resides or works in Illinois. They reside and work in Florida, the Bahamas, and elsewhere.

6. The pertinent witnesses — especially the officers and employees of Global Advisors and affiliates with direct knowledge about market timing policies and the valuation of the foreign securities held by the Fund — reside and/or work in or near Florida.[1] Very little or no airplane travel should be required of the witnesses to attend a trial there — unlike Illinois. Indeed, there is no assurance that all those witnesses would appear at a trial in Illinois. Moreover, the attendance of those persons at a trial in Illinois would require them to be absent from their work, possibly for an extended period of time. There is no non-stop service between St. Louis and Nassau, Bahamas. Obviously, any disruption in the work of the persons managing or administering the Fund because of travel would not benefit the Fund or its stockholders.

---

[1] The witnesses are listed in Exhibit A.

7. Plaintiff himself will not be providing important testimony at the trial of this purported class action. Mr. Bradfisch is allegedly the record owner of only one of the thousands of shareholder accounts of the Fund and there is no reason to believe that Mr. Bradfisch has first-hand knowledge of the challenged conduct. The complaint does not mention a single act by or communication to Mr. Bradfisch or any member of the purported class.

8. Global Advisors and Templeton Funds have no business records in Illinois. Their business records are located principally in Florida and the Bahamas.

9. In sum, there is no connection whatsoever of this purported class action to Illinois other than the fact that the would-be class plaintiff lives in Illinois.

_____
Robert C. Rosselot

Sworn to before me this
_____ day of November, 2004.

_____
Notary Public

ROBIN L. MCGEE
MY COMMISSION # DD 322175
EXPIRES: June 19, 2008
Bonded Thru Notary Public Underwriters

3

EXHIBIT A

Name	Work Address	Position
Jimmy D. Gambill	Fort Lauderdale, Florida	President of Franklin Templeton Services, LLC and Sr. Vice President and Chief Executive Officer – Finance and Administration of Templeton Funds, Inc.
Edward L. Geary	Fort Lauderdale, Florida	Sr. Vice President of Franklin Templeton Services, LLC
Thomas Johnson	St. Petersburg, Florida	Manager, Franklin/Templeton Distributors, Inc.
Jeffrey A. Everett	Nassau, Bahamas	President, Templeton Global Advisors Limited
Peter D. Jones	St. Petersburg, Florida	President, Franklin/Templeton Distributors, Inc.
Andrew H. Hines, Jr.	St. Petersburg, Florida	Former Independent Director of Templeton Funds, Inc.
Charles B. Johnson	San Mateo, California and Miami, Florida	Chairman of the Board and Director of Templeton Funds, Inc.